

December 8, 2011

Mr. William P. Stiritz
Chairman of the Board and Chief Executive Officer
Post Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101

> **Re:** **Post Holdings, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed September 26, 2011**
> **Response Letter Dated November 22, 2011**
> **File No. 1-35305**

Dear Mr. Stiritz:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1. We remind you of the need to provide missing information in the filing and to file all omitted exhibits, as we noted in prior comments 3 and 4 from our letter to you dated October 24, 2011. Ensure that you allow sufficient time for the staff to review the materials once they are filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Critical Accounting Policies and Estimates, page 56

2.   We note you intend to disclose in the amendment to your Form 10, the goodwill and indefinite lived intangible asset impairment resulting from the impairment analysis performed as of September 30, 2011. Along with these disclosures, please also provide the following:
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 2 Summary of Significant Accounting Policies, page F-7

Cost of Sales, page F-10

3.   We note your response to prior comment 14 which indicates that you make payments to customers for the costs of store circulars. Please clarify how you analyzed such transactions under ASC 605-50-45-2 through 45-5. Also, refer to Example 3 in ASC 605-50-55-13 through 55-15.

Note 10 Derivative Financial Instruments and Hedging, page F-15

4.   We note from your response to prior comment 15 that you have not recognized derivative instruments in your statement of financial position as you were not legally party to any derivative instruments. However, we understand that you have recognized the effects of settling the derivative instruments; and that you will continue to do so until the spin-off occurs. In other words, your accounting indicates that you are subject to the economic exposure or benefit of these instruments. If this is correct, please tell us how this arrangement is being reflected in your statement of financial position. For derivative instruments entered into and held by Ralcorp on your behalf, it appears you would need to disclose the values of the derivative assets and liabilities as of each balance sheet date.

5. Upon completion of the separation agreement with Ralcorp, please tell us and disclose how the derivative instruments entered into on your behalf will be disposed. If the amounts will be conveyed to you, we expect these would need to be apparent in your historic financial statements or shown as an adjustment in your pro forma financial statements if you have a viable argument for non-recognition in advance. If the instruments will be financially settled between you and Ralcorp, tell us the expected amount to be paid.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director